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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 9)*


                              ORACLE CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   68389X105
                   -----------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
            ------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        _____    Rule 13d-1(b)

        _____    Rule 13d-1(c)

        __X__    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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-----------------------                                  ---------------------
CUSIP NO. 68389X105                      13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence Joseph Ellison

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            344,883,025 (includes options to purchase 13,561,750
                          shares exercisable within 60 days of 12/31/99) (share
                          numbers do not reflect the two-for-one stock split
                          effective January 18, 2000)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             344,883,025 (includes options to purchase 13,561,750
                          shares exercisable within 60 days of 12/31/99)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      344,883,025 (includes options to purchase 13,561,750 shares exercisable within 60 days of 12/31/99)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      24.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

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                                                   Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Oracle Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          500 Oracle Parkway, Redwood City, CA 94065

Item 2(a) Name of Person(s) Filing:
          Lawrence Joseph Ellison


Item 2(b) Address of Principal Business Office:
          Same as Item 1(b)


Item 2(c) Citizenship:
          United States

Item 2(d) Title of Class of Securities:
          Common Stock, par value $.01 per share
          Preferred Stock Purchase Rights

Item 2(e) CUSIP Number:
          68389X105

Item 3    Type of Person:
          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:
          Not applicable

Item 4    Ownership

          (a) Amount Beneficially Owned:
              344,883,025 (includes options to purchase 13,561,750 shares exercisable within 60 days of December 31, 1999)

          (b) Percent of Class:
              24.2%

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                                                               Page 4 of 5 Pages

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote:
                   344,883,025 (of which 13,561,750 are options to purchase shares exercisable within 60 days of December 31, 1999)

              ii)  shared power to vote or to direct the vote:
                   0

              iii) sole power to dispose or to direct the disposition of:
                   344,883,025 (of which 13,561,750 are options to purchase shares exercisable within 60 days of December 31, 1999)

              iv)  shared power to dispose or to direct the disposition of:
                   0

Item 5    Ownership of 5% or Less of a Class:
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

           Not applicable

Item 6    Ownership of More than 5% on Behalf of Another Person:
          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          Not applicable

Item 8    Identification and Classification of Members of the Group:
          Not applicable

Item 9    Notice of Dissolution of the Group:
          Not applicable

Item 10   Certification:
          Not applicable

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                                                               Page 5 of 5 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000
       -----------------


Signature:   /s/ LAWRENCE J. ELLISON
             -------------------------
             Lawrence J. Ellison,
             Chairman of the Board and
             Chief Executive Officer